CN Dragon Corporation

February 3, 2010

Katherine Wray
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:           CN Dragon Corporation (Formally Wavelit, Inc. (the “Company”)
Revised Preliminary Information Statement on Schedule 14C
Filed January 21, 2009
File No.  000-53771 (Formally 333-90618)

Form 10-K/A for the Fiscal Year Ended April 30, 2009
Filed January 21, 2010
Form 10-Q/A for the Quarterly Period Ended October 31, 2009
Filed January 21, 2010
File No. 000-53771

Dear Ms. Wray:

Please find enclosed:

i.           The Company’s Revised Preliminary Information Statement on Schedule 14C/A-5;

ii.           A redline version comparing the most recent filing with the enclosed amendment;

ii.           A copy of your January 29, 2010, comment letter.

As requested, the Company has responded to your numbered comments as follows:

Schedule 14C

Financial and Other Information

1.           We have revised our incorporation by reference statement to include the amendments to our 10-K and 10-Q as well as the amendments to be filed prior to or at the same time as the amended information statement.

Form 10-K/A

Controls and Procedures

2.           We have revised our disclosure to simply state that such controls and procedures are effective.

3.           We have revised our disclosure to indicate that management’s effectiveness conclusion was reached as of April 30, 2009.

Signatures

4.           We have revised our signatures on Form 10-K/A-2 in accordance with General instruction D(2)(b).

Exhibits

5.           Please be advised that no securities registered on Form S-8 filed on February 6, 2007, remain unsold as of August 13, 2009, the initial filing date of our Form 10-K.

Exhibit 31.1

6.           We have revised our 31.1 certifications for Form 10-K/A-2 and Form 10-Q/A-2 to provide for signatures which comply with Item 601(b)(31).

We hope the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

CN Dragon Corporation

/s/ Chong Him Lau
     Chong Him Lau
      Director
encl.

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8/F Paul Y Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong